

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2014

<u>Via E-mail</u>
Giorgio Johnson
Chief Executive Officer
Nyxio Technologies Corporation
2156 NE Broadway
Portland, OR 97232

   Re: **Nyxio Technologies Corporation**
     Preliminary Information Statement on Schedule 14C
     Filed on February 20, 2014
     File No. 000-54737

Dear Mr. Johnson:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Maryse Mills-Apenteng

       Maryse Mills-Apenteng
       Special Counsel

cc: <u>Via E-mail</u>
   Joe Laxague, Esq.
   Cane Clark LLP